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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-27666
CUSIP NUMBER 664826104

(Check one)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NORTHERN CALIFORNIA BANCORP, INC.
Full Name of Registrant

Former Name if Applicable

601 Munras Avenue
Address of Principal Executive Office (Street and Number)

Monterey, California 93940
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

Management will need additional time to file the Company’s Form 10-K for the fiscal year ended December 31, 2008 because the Company has experienced delays in the compilation and analysis of the financial information as of and for the fiscal year ended December 31, 2008.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	S. Alan Rosen, Esq.	(818)	591-2121
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 14 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s)

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Northern California Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2009	By	/s/ Bruce N. Warner
Bruce N. Warner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 101).

GENERAL INSTRUCTIONS

1.               This form is required by Rule 12b-25(17 CFR 240.2b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.               One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.               A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.               Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.               Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

PART IV — OTHER INFORMATION (Supplemental information)

The Registrant, Northern California Bancorp, Inc., anticipates that its results of operations for the year ended December 31, 2008 will reflect a 24% reduction in net income, when compared to the prior year, primarily as a result of a $2.2 million reduction in net interest income and a $267,000 increase in the provision for possible loan losses.  The reduction in net interest income can be primarily attributed to the more rapid decline in rates earned on interest-earning assets, mostly loans, than the decline in the rates paid on interest-bearing liabilities, mostly time deposits.  The increased provision for possible loan losses can be attributed to the increase in non-performing loans and the general deterioration in the local economy.  The following table shows for each of the five years ended December 31, 2008, a summary of the Registrant’s operating results:

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Summary of Operating Results (000’s):
Total interest income	$16,500	$16,941	$13,760	$10,691	$7,355
Total interest expense	9,749	8,002	5,197	3,672	2,435
Net interest income	6,751	8,939	8,563	7,019	4,920
Provision for possible loan losses	1,132	865	410	150	185
Net interest income after provision for possible loan losses	5,619	8,074	8,153	6,869	4,735
Total non-interest income	5,031	4,336	7,177	4,362	4,227
Total non-interest expenses	8,907	9,005	8,627	7,813	7,116
Income before taxes	1,743	3,405	6,703	3,419	1,846
Provision for income taxes	281	1,476	2,866	1,489	781
Net income	$1,462	$1,929	$3,837	$1,929	$1,065
Per Common Share Data:
Net income - Primary (1)	$0.80	$1.08	$2.31	$1.20	$0.68
Net income - Diluted (2)	0.79	1.03	2.09	1.00	0.56
Book value, end of period	7.77	7.82	7.20	5.55	4.55
Average shares outstanding (3)	1,890,591	1,785,812	1,658,675	1,614,196	1,576,589

(1)        Basic earnings per share amounts were computed on the basis of the weighted average number of shares of common stock during the year.  The weighted average number of shares used for this computation was 1,823,965 for 2008, 1,785,812 for 2007, 1,658,675 for 2006, 1,614,196 for 2005 and 1,576,589 for 2004.

(2)        Fully diluted earnings per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year.  Common stock equivalents include employee stock options.  The weighted average number of shares used for this computation was 1,848,173, 1,881,004, 1,831,892, 1,923,532 and 1,919,512 in 2008, 2007, 2006, 2005 and 2004, respectively.

(3)        Weighted average common shares.